EXHIBIT 1.1



                    SOCIAL NETWORK PLATFORM LICENSE AGREEMENT

         THIS SOCIAL NETWORK PLATFORM LICENSE AGREEMENT (the "Agreement") by and between Logica Holdings, a Nevada corporation, with offices at 82 Avenue Road, Toronto, ON M5R 2H2 Canada ("Logica"), and Dolphin Entertainment, a Florida corporation, with offices at 804 Douglas Road, Suite 365, Miami, FL 3134 USA and/or its subsidiaries and/or affiliates ("Dolphin" and each a "Party" and collectively the "Parties").

                                   STATEMENTS

         A. Logica is engaged in the business of developing and commercializing a software platform which can be used by third parties to create and operate private branded on-line social networking websites offering secure biometric authentication and authorization tools to identify the age and identity of users (the "Platform").

         B. Prior hereto, Logica has built and currently operates two subscription-based, on-line social networking sites for the children's and young adults' markets using the Platform, including "Anne's Diary" and "Anne's Teens" for girls, and is currently developing a third site for boys currently styled "Tom's Scrapbook" (each a "Logica Site" and collectively the "Logica Sites") where users may upload user-generated content and view Logica's branded content (collectively the "Logica Content").

         C. Dolphin is engaged in the business of producing and commercializing live-action programming and entertainment for the children and young adult demographic (the "Demographic") with established operations in production, distribution, merchandising, and licensing.

         D. Dolphin intends to develop and operate subscription-based Internet social networking sites targeting the Demographic only, themed around its own brand properties, including "Zoey 101" and "Roxy Hunter" (each a "Dolphin Site" and collectively the "Dolphin Sites") where users may upload user-generated content and view Dolphin's branded content (collectively the "Dolphin Content").

         E. Dolphin desires to obtain and Logica desires to grant to Dolphin, subject to the terms and conditions of this Agreement, the exclusive right and license to use the Platform to build and operate subscription-based, on-line social networking websites for the Demographic only including, without limitation, the Dolphin Sites.

         F. Dolphin also desires to obtain and Logica desires to grant to Dolphin, subject to the terms and conditions of this Agreement, the exclusive right and license to take over the promotion, content management and operation of the Logica Sites.

         NOW, THEREFORE, in consideration of the foregoing preliminary statements and the promises and the mutual covenants contained herein, the Parties, intending to be legally bound, agree as follows:


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1.       LICENSE

         1.1. Subject to the terms and conditions of this Agreement, Logica hereby grants to Dolphin for the Term (as defined in Section 3), the worldwide, exclusive, royalty-free right and license to use the Platform to (i) create one or more private branded Dolphin Sites targeting the Demographic only; provided that the Dolphin Sites shall contain attribution to Logica in the form of a "Powered by Logica" logo and link to Logica's website of a size and in such placement as the Parties mutually agree, (ii) manage and display the Dolphin Content on the Dolphin Sites; and (iii) manage and display the Logica Content on the Logica Sites. This agreement does not grant Dolphin any reproduction or distribution rights (electronic or tangible) to the Logica Content except through use of the Platform.

         1.2. Subject to the terms and conditions of this Agreement, each Party hereby grants to the other a worldwide, non-exclusive, royalty-free right and license to use any and all of the other's trademarks, logos and designs as shown on Schedule A hereto (collectively, the "Licensed Marks"). The respective owner of the Licensed Marks will have the right to approve the use of the Licensed Marks by the other Party, which approval will not be unreasonably withheld, conditioned or delayed.

         1.3. It is expressly understood and agreed that each Party retains all rights in its content and Licensed Marks not expressly granted hereunder. Each Party will retain all worldwide rights, title and interest in and to their respective brands and Internet properties (including without limitation ownership of all copyrights, trademarks, look and feel, universal resource locators ("URLs"), other intellectual property rights therein and any goodwill associated therewith).

         1.4 Logica also grants to Dolphin during the Term the right to sub-license the Platform to third parties targeting the Demographic only. Dolphin may, in its discretion, refer potential third party licensees to Logica directly, subject to reasonable referral terms as may be agreed by the Parties in good faith and as indicated in Schedule B.

         1.5 Logica may grant to Dolphin the exclusive and/or non-exclusive right and license to such other complimentary products, components, and/or services ("Complimentary Products") as may be agreed by the Parties in good faith in writing and appended at Schedule C. Dolphin shall be granted first refusal to accept the exclusive right and license for any such Complimentary Product(s) during the Term of this Agreement. Should Dolphin not exercise its first refusal right in the affirmative for any such Complimentary Product(s), Logica shall have the option to provide such right to a third-party subject to Dolphin's approval, which such approval shall not be unreasonably withheld.

2.       SUBSCRIPTION REVENUE SHARE, AD SALES AND MERCHANDISING

         2.1. To benefit both Parties, there will be evenly shared (50%-50%) participation in any gross user subscription revenues generated and actually received by Dolphin in connection with Dolphin's operation of the Dolphin Sites and the Logica Sites (Collectively the "Sites"), provided, however, that in no


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event shall the revenue share amount payable to Logica be less than one dollar
($1.00) per month per subscriber (the "Fee Floor"). After twelve (12) months from the effective date of this Agreement, the Fee Floor shall be subject to review and upward adjustment if, without limitation, Dolphin requires a greater service level, longer length of data archiving and/or enhanced access to stored data and/or good faith analysis of increased fair market costs and pricing.

         2.2. In the event that Dolphin sublicenses the Platform to a third party, Logica and Dolphin agree to negotiate in good faith an acceptable subscription, ad sales and merchandising revenue share arrangements on a case-by-case basis (see Schedule B).

         2.3. If revenue is generated by (i) any advertisement displayed on the Sites, and (ii) the sale of premium content or merchandise on the Sites, the Parties will agree to share such revenue as may be agreed by them in good faith in writing and appended at Schedule D.

         2.4. Dolphin will pay Logica the applicable percentage of cumulative sharable gross revenues collected within 30 days following the end of each calendar month. An accounting statement containing sufficient information to allow Logica to confirm the accuracy of statements will accompany the payment, and payments rendered.


3.       TERM AND TERMINATION

         3.1. This Agreement and the provisions hereof, except as otherwise provided, shall be in full force and effect commencing as of the date first set forth above (the "Effective date") and shall extend for an Initial Term of three
(3) years (the "Term").

         3.2. This Agreement shall be automatically renewed for additional "Extended Terms" each of two (2) years unless either Party notifies the other in writing of its intention not to renew the Agreement, such notification to be provided by written notice at least ninety (90) days in advance of expiration of the Term.

         3.3. Termination. Either Party may terminate this Agreement if: (i) the other Party breaches any material term or condition of this Agreement and fails to cure such breach within fifteen (15) days (or such longer period as the non-breaching Party may agree to in writing, in its sole discretion) after receipt of written notice from the non-breaching Party; (ii) the other Party becomes the subject of a voluntary petition in bankruptcy or any voluntary proceeding relating to insolvency, receivership, liquidation, composition, or comparable proceeding or any assignment for the benefit of creditors (to the extent permissible by law); or (iii) the other Party becomes the subject of an involuntary petition in bankruptcy or any involuntary proceeding relating to insolvency, receivership, liquidation, composition, or comparable proceeding or any assignment for the benefit of creditors, if such petition or proceeding is not dismissed within ninety (90) days of filing (to the extent permissible by law).

         3.4. Return of Proprietary Information Upon Termination or Expiration of Agreement. Upon the termination or expiration of this Agreement, each Party shall promptly return or destroy all materials subject to intellectual property rights of the other Party, all proprietary information of the other Party, and


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other information, documents, and other materials belonging exclusively to the other Party, except as may be otherwise provided in this Agreement. Each Party shall have the right to request, and the other Party shall provide, written certification from an executive officer of the other Party stating that all such material has been returned or destroyed.

         3.5. Effect of Termination. Upon termination or expiration of this Agreement, all rights granted herein shall revert to their original owner, and all payments that have accrued prior to the termination or expiration of this Agreement will be payable in full within thirty (30) days thereof. The following provisions shall survive termination or expiration of this Agreement: Section 6 (but only for ninety (90) days following termination or expiration); Section 7;
Section 9; Section 10; and Section 11.

4.       OBLIGATIONS

         4.1.     Logica's Obligations

                  (a) Logica is responsible for delivery of the Platform substantially as described in Schedule E attached hereto (and incorporated herein by reference) with a minimum of standard on-line social networking features and functionality no less than what is available to users of the Logica Sites as of the date hereof, including, without limitation, end-user terms and conditions, user profiles, picture and video upload, interactive games, chat and contests (the "Standard Feature Set"). To the extent that the Parties require more extensive customization of the Platform beyond the Standard Feature Set for any particular social networking site(s), the Parties shall agree on a reasonable cost and payment structure regarding the development of such site(s).

                  (b) Logica will perform the initial creation of the Dolphin Sites by providing web design and Platform programming professionals to integrate Dolphin Content, customize the user interface and realize Dolphin's creative vision as may be clearly communicated by Dolphin.

                  (c) Logica will host all web services offered in connection with the operation of the Sites, including, without limitation, biometric user authentication and authorization services (including data storage and archiving) and will offer to Dolphin a service level agreement no less favorable to Dolphin than the service level agreement ("SLA") offered to Logica by its own hosting partner.

                  (d) Logica will obtain and maintain current during the Term sufficient rights and licenses to third party technologies (including payment of all required fees) which may be integrated or integral to the proper functioning of the Platform, and maintain all support infrastructure so as to permit Dolphin to exercise its rights and licenses hereunder.

                  (e) Logica will make commercially reasonable efforts to continually update and improve the Platform and the Standard Feature Set and will make such updates and improvements available to Dolphin when ready for general release.

                  (f) Logica, at its option, may either (i) offer to sell directly to Dolphin the fingerprint reader hardware required for users of the


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Sites to authenticate their age and identity, or, (ii) will introduce Dolphin to one or more reputable third-party suppliers of such hardware which is compatible with the Platform.

                  (g) Logica will provide limited marketing and promotional support of the Sites within Logica's website(s) in the form of a link from Logica's website(s) to the Sites.

                  (h) Logica will not, during the Term, license the Platform to any entity that might now be or hereafter become a competitor of Dolphin without Dolphin's prior consent. In addition, Logica will not, during the Term, license the Platform to any entity that might now or hereinafter cause confusion with or be incongruent with Dolphin's objectives in the children's and young adults' markets.

                  (i) Logica agrees that the Platform will not:

                  o Contain viruses, corrupted files, or any other similar software or programs that may damage the operation of another's computer.

                  o Falsely attribute or omit to attribute legal or other proper notices or proprietary designations or labels of the origin or source of integrated software;

                  o Harvest or otherwise collect information about others, including e-mail addresses, without their consent.

                  o   Violate any applicable laws or regulations.

         4.2.     Dolphin's Obligations

                  (a) Dolphin will host and operate the Sites through a reputable hosting partner and maintain current all hosting agreements and necessary infrastructure (including the timely payment of costs and fees associated therewith) to provide on-line access to the Sites on a continuous basis.

                  (b) Dolphin agrees that all Sites will be subscription-based and will require a subscription fee to be paid by users to access core and premium features and content, which fee shall be sufficient in all cases to meet the minimum revenue share Fee Floor then in effect with Logica.

                  (c) Dolphin will collaborate with Logica as is commercially reasonable with Logica to beta test new Platform features and functionality.

                  (d) Dolphin will activate Logica's biometric user authentication and authorization features and tools as a standard and required feature on all Sites it creates and operates.

                  (e) Dolphin will be responsible for the provision of such Dolphin Content as may be reasonably required to operate engaging and enduring social networking websites themed around Dolphin's live action programming and related talent, and will continuously maintain and update the Dolphin Content as needed to achieve this end.


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                  (f) Dolphin will be responsible for taking steps on a best efforts basis to advertise and promote the Sites and their subscription services via on-line and off-line advertising media, provided, however, that any advertising and promotion created by Dolphin in connection with the promotion of the Logica Sites shall be subject to review and approval by Logica, which approval will not be unreasonably withheld, conditioned or delayed.

                  (g) Throughout the Term, Dolphin will use Logica as its exclusive provider for on-line social networking platform technology for sites relating to the Children's, young adult and family market demographics.

                  (h) Dolphin shall provide all required materials to complete the first proposed Dolphin Site themed around "Roxy Hunter" to Logica as soon as possible following the Effective Date and in any event with enough advance to permit Logica to create a ready-to-launch on-line social networking property no later than August 15, 2008 (including content integration, customization and beta testing).

                  (i) Dolphin agrees only to use the Platform to operate children's and young adult's on-line social networking sites and agrees that in the operation of the Sites, Dolphin will not:

                  o Post content that defames, abuse, harass, stalk, threaten or otherwise violate the legal rights (such as rights of privacy and publicity) of others.

                  o Publish, post, upload, distribute or disseminate any inappropriate, profane, defamatory, infringing, obscene, indecent or unlawful topic, name, material or information.

                  o Upload files that contain software or other material protected by intellectual property laws (or by rights of privacy of publicity) unless Dolphin owns or control the rights thereto or has received all necessary consents.

                  o Upload files that contain viruses, corrupted files, or any other similar software or programs that may damage the operation of another's computer.

                  o   Conduct or forward pyramid schemes or chain letters.

                  o Falsify or delete any author attributions, legal or other proper notices or proprietary designations or labels of the origin or source of software or other material contained in a file that is uploaded.

                  o Harvest or otherwise collect information about others, including e-mail addresses, without their consent.

                  o   Violate any applicable laws or regulations.


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5.       REPRESENTATIONS AND WARRANTIES

         5.1. Logica represents and warrants that it is the owner (or licensee with sublicensing rights) of the Platform, the Logica Sites and the Logica Content and that it has the necessary rights, licenses, or permissions to grant the licenses hereunder. Dolphin represents and warrants that it is the owner (or licensee with sublicensing rights) of the Dolphin Content and that it has the necessary rights, licenses, or permissions to perform its obligations hereunder.

         5.2. Each Party represents and warrants that it has the full corporate right, power and authority to enter into this Agreement and to perform the acts required hereunder.

         5.3. Each Party further represents and warrants that the execution of this Agreement by such Party, and the performance by such Party of its obligations and duties hereunder, do not and will not violate any agreement to which such Party is a Party or by which it is otherwise bound.

         5.4. Except as specified in this Agreement, neither Party makes any warranty in connection with the subject matter of this agreement and each Party hereby disclaims any and all implied warranties, including all implied warranties of merchantability and fitness for a particular purpose regarding such subject matter.

6.       RECORD INSPECTION AND AUDIT

         Dolphin will maintain accurate books and records with respect to the calculation of all payments due under this Agreement. Logica shall have the right, upon reasonable notice, to have an independent auditor inspect such books and records. Dolphin will maintain books and records hereunder for a minimum of five (5) years from the date of creation.

7.       CONFIDENTIAL INFORMATION

         The Nondisclosure Agreement between the Parties dated as of May 9, 2008, shall remain in full force and effect.

8.       INTELLECTUAL PROPERTY RIGHTS

         8.1. Logica retains all rights, titles, and interests in the Platform, the Logica Sites and Logica Content and to any modifications made thereto. Logica shall, exclusively own the Logica Sites or Logica Content and any intellectual property developed during the Term, which directly relates to the Platform. Dolphin retains all rights, titles, and interests in the Dolphin Content and to any modifications made thereto. Dolphin shall exclusively own any intellectual property, developed during the Term, which relates to the Dolphin Content.

              Each Parties' respective trademarks, trade names, name, logos, and marks are exclusively owned or controlled by the applicable Party and all use by the other Party of such marks shall inure to the benefit of the Party to whom the marks belong. Each Party agrees to take all action and cooperate as is reasonably necessary, at the other Party's request and expense, to protect the


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other's respective rights, titles, and interests and further agrees to execute any documents that might be necessary to perfect each Party's ownership of such rights, titles, and interests.

9.       LIMITATION OF LIABILITY

         EXCEPT FOR THEIR OBLIGATIONS UNDER SECTION 10 (INDEMNITY), UNDER NO CIRCUMSTANCES SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR LOST REVENUE, LOST PROFITS, LOST BUSINESS, OR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR EXEMPLARY DAMAGES (EVEN IF THAT PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES). EXCEPT FOR THEIR OBLIGATIONS UNDER SECTION 10 (INDEMNITY), UNDER NO CIRCUMSTANCES SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR AN AMOUNT EXCEEDING THE SUMS DUE UNDER SECTION 2 (Subscription Revenue Share, AD SALES and MERCHANDISING).

10.      INDEMNITY

         10.1. Each Party agrees to defend, indemnify, and hold harmless the other Party, and its officers, directors, agents, and employees, against all costs, expenses and losses (including reasonable attorney's fees and costs) incurred through claims of third parties against the other Party arising out of or relating to the Party's breach of any representations or warranties contained herein.

         10.2. Logica agrees to defend, indemnify, and hold harmless Dolphin and its officers, directors, agents, and employees, against all costs, expenses and losses (including reasonable attorney's fees and costs) incurred through claims of third parties against Dolphin alleging that the Platform or the Logica Content (or its use) infringes any third party intellectual property rights, is defamatory or tortuous, or violates any law.

         10.3. Dolphin agrees to defend, indemnify, and hold harmless Logica, and its officers, directors, agents, and employees, against all costs, expenses and losses (including reasonable attorney's fees and costs) incurred through claims of third parties against Logica alleging that any Dolphin Content (or its use) infringes any third party intellectual property rights, is defamatory or tortuous, or violates any law.

11.      EXPORT CONTROL

              Dolphin acknowledges that any technology, including the Platform, and confidential information provided under this Agreement are subject to U.S. export laws and regulations, and any use or transfer of such technology or confidential information must be authorized under those regulations. Dolphin agrees that it will not use, distribute, transfer, or transmit the technology or confidential information in violation of U.S. export regulations. If requested by Logica, Dolphin also agrees to sign written assurances and other export-related documents as may be required for Logica to comply with U.S. export regulations. Logica will provide a reasonable amount of assistance to Dolphin in securing necessary approvals and certifications in the country of proposed delivery, but obtaining such approvals and certifications is Dolphin's


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sole responsibility and failure to obtain such approvals does not affect
Dolphin's obligations under this Agreement

12.      MISCELLANEOUS

         12.1. Publicity. Upon Logica's reasonable request, Dolphin will cooperate with Logica to release at least one (1) mutually acceptable press release, to produce at least one (1) case study that explains the value of the Platform, and to develop a model for return on investment that can be used to demonstrate the value of the Platform. Dolphin agrees that Logica may use the name of Dolphin Digital Media in any appropriate advertising and promotions of the Platform and agrees to act as reference for future Logica prospects.

         12.2. Jurisdiction and Disputes. This Agreement shall be governed in accordance with the laws of the State of Florida (excluding its body of law governing conflicts of law). All disputes under this Agreement shall be resolved by litigation in the courts of the State of Florida including the federal courts therein and the Parties all consent to the jurisdiction of such courts, agree to accept Service of process by mail, and hereby waive any jurisdictional or venue defenses otherwise available to it.

         12.3. Relationship of Parties. Notwithstanding the terms used, employed and set forth herein, the relationship between Logica and Dolphin is that of independent contractors and neither shall be, nor represent itself to be, joint venture, franchiser, franchisee, partner, broker, employee, servant, agent, or representative of the other for any purpose whatsoever. No Party is granted any right or authority to assume or create any obligation or responsibility, express or implied, on behalf of, or in the name of, another Party or to bind another in any matter or agreement whatsoever.

         12.4. Modifications. This Agreement may not be modified or amended except by written instrument duly executed by both Parties.

         12.5. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and will become effective and binding upon the Parties as of the execution date at such time as all the signatories hereto have signed a counterpart of this Agreement. Facsimile signatures are deemed to be original signatures.

         12.6. Force Majeure. Neither Party will be liable for, or will be considered to be in breach of or default under this Agreement on account of any delay or failure to perform as required by this Agreement as a result of any causes or conditions that are beyond such Party's reasonable control and that such Party is unable to overcome through the exercise of commercially reasonable diligence. If any force majeure event occurs, the affected Party will give prompt written notice to the other Party and will use commercially reasonable efforts to minimize the impact of the event.

         12.7. Notices. Any notice required to be given under this Agreement shall be in writing and delivered personally or electronically to the other designated Party at the above stated address (or at any physical or electronic address provided by one Party to the other in writing) or mailed by certified, registered or express mail, return receipt requested or by Federal Express. Notices shall be deemed received on the earliest of personal or electronic delivery (including facsimile and e-mail delivery), twenty-four (24) hours


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following deposit with a bonded courier or overnight delivery company; or
seventy-two (72) hours following deposit in the U.S. Mail as required herein.

         12.8. Agreement Binding on Successors. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto, their heirs, administrators, successors and assigns.

         12.9. Waiver. No waiver by either Party of any default shall be deemed as a waiver of any prior or subsequent default of the same or other provisions of this Agreement.

         12.10. Severability. If a court of competent jurisdiction hereof holds any term, clause or provision invalid or unenforceable, such invalidity shall not affect the validity or operation of any other term, clause or provision and such invalid term, clause or provision shall be deemed to be severed from the Agreement.

         12.11. Assignability. Neither Party may assign this Agreement or the rights and obligations hereunder to any third Party without the prior express written approval of the other Party (which shall not be unreasonably withheld) except that consent shall not be required to assign this Agreement and the rights and obligations hereunder to (i) an acquirer of substantially all of the business of a Party; (ii) a wholly-owned subsidiary of a Party; (iii) a company under common control with a Party; or (iv) the parent of a Party.

         12.12. Section Headings. The section headings contained herein are for convenience in reference and are not intended to define or limit the scope of any provision of this Agreement.

         12.13 Integration. This Agreement constitutes the entire understanding of the Parties on the subject matter hereof, and revokes and supersedes all prior agreements between the Parties and is intended as a final expression of their Agreement. It shall not be modified or amended except in writing signed by the Parties hereto and specifically referring to this Agreement. This Agreement shall take precedence over any other documents, which may be in conflict therewith.

         IN WITNESS WHEREOF, the Parties to this Social Network Platform License Agreement, intending to be legally bound hereby, have each caused to be affixed hereto its or his/her hand and seal the day indicated.

Logica                                     Dolphin Entertainment

By:                                        By:
   -----------------------------------        ----------------------------------
        Pino Baldassarre, CEO                      Bill O'Dowd, CEO

Date:                                      Date:
     ---------------------------------          --------------------------------



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                                   Schedule A


                                 Licensed Marks


Logica's Licensed Marks:












Dolphin's Licensed Marks:



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                                   Schedule B

                                   Sublicenses


















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                                   Schedule C

                 Additional Products, Components and/or Services

























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                                   Schedule D

                            Additional Shared Revenue



















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                                   Schedule E

            Technical Description and Specifications of the Platform





















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